999 Waterside Drive, Suite 800 Norfolk, VA 23510	TEL: (757) 222-9513 FAX: (919) 222-9502

August 9, 2005

George F. Ohsiek, Jr.

Branch Chief

Securities and Exchange Commission

100 F Street, N.E. MS 3561

Washington, D.C. 20002

RE:	Royster-Clark, Inc.
Form 10-K for Fiscal year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Filed March 30, 2005 and May 13, 2005
File No. 333-81235

Dear Mr. Ohsiek:

This letter responds to your additional comment letter dated July 26, 2005 to Francis P. Jenkins, Jr., the Chairman of the Board and Chief Executive Officer of Royster-Clark, Inc. (the “Letter”). We have included your original comment, our response and your follow up comment with our response for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page F-6

Original Comment:

1.	Please refer to paragraphs 23(a) and (b) of SFAS 95 and tell us why you classify the payments on your vendor financing note as a financing activity, as opposed to an operating activity.

Original Response:

The payment in question relates to the payment on a note payable with a financing company related to one of our vendors that was entered into in 2002. As we disclosed in our supplemental disclosure of non-cash investing and financing activities; the financing entailed the exchange of trade accounts payable for the note payable in 2002 for $22.2 million when we entered into the short-term financing arrangement with the finance company. Upon entering into the financing arrangement, the payable was classified as a note payable on our consolidated balance sheet. During 2003, we repaid the note payable and reflected the cash payment as a financing activity to fall within the provisions of paragraph 20b of SFAS 95. Paragraph 21 states that operating activities include all transactions and other events that are not defined as investing or financing activity. We formed our presentation based on the fact pattern that we paid cash for the extinguishment of an amount borrowed.

Additional Comment:

1.	We read your response to comment 2 in our letter dated June 23, 2005. Please revise your financial statements to reclassify the payments on your vendor financing note as an operating activity. In this regard, please be advised that presenting cash flows related to payables generated by the purchase of inventory as financing activities is not in accordance with GAAP. Please refer to paragraph 24 of SFAS 95 with respect to determining the cash flows classification of cash

August 9, 2005

payments that have aspects of more than one class of cash flows and to paragraph 23(a) of SFAS 95 with respect to payments on notes payable to suppliers. Also refer, for analogous guidance, to Section II.A.1. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.

Additional Response:

We believe that this transaction was reasonably represented by the presentation and the very full disclosure that we chose. An essential fact is that this note was incurred as a separate transaction months after the vendor invoices for inventory purchases had been recorded. This separate transaction was entered into to enable the company to accelerate payment on these invoices in advance of their scheduled due date in connection with the overall give and take of the commercial relationship with the vendor and was not even considered at the time the inventory was purchased. In addition, our Senior Credit lenders viewed the matter as a financing transaction rather than a trade payable and required a modification of our senior credit facility contract before allowing us to proceed.

Notwithstanding the above, your basic point that the re-payment of the note in 2003 was related to the acquisition of inventory is a strong argument for a different presentation and, in the unlikely event that we would ever enter into another such transaction, we would intend to conform to your interpretation of the applicable accounting standards and literature.

With respect to your request to revise our financials and reclassify the payments on the vendor note, we draw your attention to the fact that on July 28, 2005 the Company filed Form 15-15D withdrawing from its status as a voluntary registrant with the SEC. This was done in connection with our repayment in full of the SEC-registered First Mortgage Notes due April 2009 that we issued in 1999 and which were the reason that we became a voluntary filer in the first place.

If you require anything further in connection with the foregoing, please contact the undersigned.

Yours truly,

Paul M. Murphy

Chief Financial Officer.

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